SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5 )
                              VICINITY CORPORATION.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   925653 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                   Moloco, LLC
                            Attention: Darryl B. Chan
                        2033 North Main Street, Suite 440
                         Walnut Creek, California 94596
                                 (925) 287-0617

                                 with a copy to:

                                  Rod J. Howard
                         Brobeck, Phleger & Harrison LLP
                             2000 University Avenue
                        East Palo Alto, California 94303
                                 (650) 331-4000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 6, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

================================================================================
     1  NAME OF REPORTING PERSONS

        Moloco, LLC

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              03-046-5031
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) |_|
         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                  WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         PLACE OF ORGANIZATION: California
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

7      SOLE VOTING POWER

                   1,336,871

8      SHARED VOTING POWER

                  0

9      SOLE DISPOSITIVE POWER

                  1,336,871

10      SHARED DISPOSITIVE POWER

                  0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,336,871

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                        |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   4.93%

14        TYPE OF REPORTING PERSON
                  OO

================================================================================

This Amendment No. 5 amends and supplements the Schedule 13D filed by Moloco, LLC on August 2, 2002, as so updated to date (the "Schedule 13D").

Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following:

         On Tuesday, November 5, 2002, Moloco sold an aggregate of 525,000 shares of Vicinity common stock at an average price of $3.27 per share. On Wednesday, November 6, 2002, Moloco transferred 89,729 Shares to certain individuals in connection with a distribution agreement pursuant to which such individuals ceased to be affiliated with Moloco. Following such sales and distributions, Moloco retained 1,336,871 Shares or 4.93% of Vicinity's outstanding common stock.

Item 5 of the Schedule 13D, "Interest in Securities of the Issuer", is amended by adding the following:

         (a) As of the close of business on November 6, 2002, Moloco's beneficial ownership of Issuer Common Stock had decreased, as described in Item 4 above, to 1,336,871 shares or 4.93% of Issuer's common stock. The aggregate percentage of shares of Common Stock reported owned by Moloco is based upon 27,124,524 outstanding shares of Common Stock as reported in Issuer's Preliminary Proxy Statement filed November 5, 2002.

         (b) Moloco exercises sole voting power and sole dispositive power over the shares:

Person/Entity                     Shares of Common Stock              Percentage
Moloco                            1,336,871                                4.93%

            (c) Between August 9, 2002 and September 30, 2002, Moloco had a net total acquisition of 92,600 shares at an average price of $2.16 per share. On November 5, Moloco sold 525,000 shares at $3.27 per share. On November 6, 2002, Moloco distributed 89,729 shares to individuals pursuant to which such individuals ceased to be affiliated with Moloco.

            (d) Not amended.

            (e) At the close of business on November 6, 2002, Moloco's ownership had dropped to 4.93%, below the 5% threshold.

                                   SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 2002                  MOLOCO, LLC

                                     By:  Moloco, LLC

                                     By: /s/ Eric A. Brewer
                                         ---------------------------
                                          Eric A. Brewer, Manager

                                     By: /s/ Darryl B. Chan
                                         ---------------------------
                                         Darryl B. Chan, Manager